# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jianpu Technology Inc., CIK 0001713923
CUSIP: 47738D309
Title of class of securities: Class A ordinary shares, US$0.0001 par value per share
Address of issuer's principal executive offices: 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, China (F4), 100080
Date of event which requires filing of this statement: 12/01/2025
Filed by CIK 0001746334
Persons authorized to receive notices and communications: Jiayan Lu, 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, China (F4), 100080, 86-10-6242-7068

## Reporting persons
- Jiayan Lu (CIK 0001746334): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 41,717,256; shared voting power 0; sole dispositive power 41,717,256; shared dispositive power 0; aggregate amount beneficially owned 41,717,256 (10.9% of the class)
  Comment: * Represents (i) 28,738,439 Class A ordinary shares held by JYLu Holding Ltd., (ii) 12,528,800 Class A ordinary shares in the form of ADSs held by JYLu Holding Ltd. and (iii) 450,017 Class A ordinary shares issuable upon exercise of options within 60 days after the date hereof. JYLu Holding Ltd. is a British Virgin Islands company wholly owned by Jiayan Lu.
  ** The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by 383,725,825 ordinary shares, being all of the issuer's issued and outstanding ordinary shares as of June 30, 2025.
- JYLu Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 41,717,256; shared voting power 0; sole dispositive power 41,717,256; shared dispositive power 0; aggregate amount beneficially owned 41,717,256 (10.9% of the class)
  Comment: * Represents (i) 28,738,439 Class A ordinary shares held by JYLu Holding Ltd., (ii) 12,528,800 Class A ordinary shares in the form of ADSs held by JYLu Holding Ltd. and (iii) 450,017 Class A ordinary shares issuable upon exercise of options within 60 days after the date hereof. JYLu Holding Ltd. is a British Virgin Islands company wholly owned by Jiayan Lu.
  ** The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by 383,725,825 ordinary shares, being all of the issuer's issued and outstanding ordinary shares as of June 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, US$0.0001 par value per share
Name of issuer: Jianpu Technology Inc.
Address of issuer's principal executive offices: 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, China (F4), 100080
Comment:
The ordinary shares of the Issuer consist of Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares, par value $0.0001 each. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The issuer currently has no issued and outstanding Class B ordinary shares, and all shareholders hold Class A ordinary shares with equal voting rights.

The ADSs are quoted on the OTCQB and are currently traded under the symbol "AIJTY."

## Item 2. Identity and Background
Name of person filing:
Jiayan Lu

JYLu Holdings Ltd.
Residence or business address:
Jiayan Lu

Jianpu Technology Inc., 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, People's Republic of China.

JYLu Holdings Ltd.

Jianpu Technology Inc., 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, People's Republic of China.
Present principal occupation or employment: Mr. Jiayan Lu is a director of the issuer.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship:
Jiayan Lu - People's Republic of China

JYLu Holdings Ltd. - British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On February 13, 2025, Jiayan Lu voluntarily converted all of the Class B ordinary shares of the issuer beneficially owned by him into Class A ordinary shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.

Except as set forth above and potential future receipt of awards that may be granted to Jiayan Lu under the Issuer's share incentive plans, none of the Reporting Persons has any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days: Neither of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer beneficially owned by any of the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A* Joint Filing Agreement, dated August 6, 2018, by and between the Reporting Persons

https://www.sec.gov/Archives/edgar/data/1713923/000110465918049800/a18-18250_1ex99da.htm

## Signatures
- Jiayan Lu: /s/ Jiayan Lu, Jiayan Lu (12/03/2025)
- JYLu Holdings Ltd.: /s/ Jiayan Lu, Director (12/03/2025)